SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

                        For the month of October 29, 2002

                                 Retalix Limited
                        (Formerly Point of Sale Limited)
                 (Translation of Registrant's Name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F     __X__          Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rile 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of Retalix consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. announces appointment of Marty Ramos as Chief Architect for Retalix USA. Dated October 15, 2002.

2. Press Release: Retalix Ltd. announces third quarter 2002 results. Dated October 29, 2002.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          Retalix Limited
                                                          (Registrant)

Dated: October 29, 2002                                   /s/Guy Geri
                                                          _____________________
                                                            By:  Guy Geri
                                                              Controller

                                  EXHIBIT INDEX



Exhibit Number                 Description of Exhibit

10.1 Press Release: Retalix Ltd. announces appointment of Marty Ramos as Chief Architect for Retalix USA. Dated October 15, 2002.


10.2 Press Release: Retalix Ltd. announces third quarter 2002 results. Dated October 29, 2002.

                                  EXHIBIT 10.1



Contact Information:

Coffin Communications Group                        Retalix USA
15300 Ventura Boulevard, Suite 303                 Jeff Yelton, CEO, Retalix USA
Sherman Oaks, CA  91403                            469-241-8400
(818) 789-0100                                     infousa@retalix.com
Crocker Coulson, Partner
crocker.coulson@coffincg.com

           Retalix Ltd. Announces Appointment of Marty Ramos as Chief
                           Architect for Retalix USA

Dallas, Texas, October 15, 2002 - Retalix USA., (Nasdaq: RTLX), today announced that Marty Ramos has joined the Company as the Chief Architect for Retalix USA. Ramos will focus on integration projects with IBM hardware, as well as other architectural programs for the Retalix product line.

Ramos comes to Retalix from IBM where he served as Lead IT Architect on IBM's POS and in-store technical team covering Wal-Mart. With over 16 years of experience in the technology and retail industry, Ramos brings an extensive knowledge of POS hardware to the Company.

"We are delighted that Marty has accepted the position of Chief Architect for Retalix USA," said Jeff Yelton, CEO and President of Retalix USA. "Marty brings a wealth of industry experience and contacts, as well as innovative ideas that will add tremendous value to Retalix and our customers."

"I am delighted to be joining Retalix," said Ramos. "They are in the lead position to deliver the next generation of store systems, and I am excited to have the opportunity to contribute to their success in Tier 1 and 2 retailers.

"I'm coming from an extremely large scale environment where business needs must be implemented almost instantly. Putting solutions quickly into the hands of the store personnel yields substantial ROI, said Ramos."

"Most large Grocery retailers are faced with the challenge of how to move off their aging, propiertary store systems," said Yelton. "Retalix is committed to providing the solutions and expertise that will enable these retailers to make this move, and capture the benefits that these solutions bring. Making Marty Ramos part of our team is further evidence of this commitment."

About Retalix Ltd.
Retalix  Ltd.,  with  North  American   headquarters  in  Dallas,  TX,  provides
integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

                                  EXHIBIT 10.2



Contact Information:

Coffin Communications Group                                Retalix Ltd.
15300 Ventura Boulevard, Suite 303                         Barry Shaked, CEO
Sherman Oaks, CA  91403                                    Danny Moshaioff, CFO
(818) 789-0100                                             Retalix Ltd.
Crocker Coulson, Partner                                   (011) 972-9-776-6677
crocker.coulson@coffincg.com



                Retalix Ltd. Announces Third Quarter 2002 Results

          o Record revenues of $20.4 million, 36% increase over Q3 2001

               o Operating income $2 million, up 260% over Q3 2001

DALLAS, TEXAS, October 29, 2002 - Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced its operating results for the third quarter ended September 30, 2002.

Net revenues for the quarter ended September 30, 2002 were $20.4 million, an increase of 36% from $15.1 million in the third quarter of 2001. Operating income rose 260% to $2 million, as compared to $569,000 in the third quarter of 2001. The Company reported net income for the quarter of $1.6 million, or $0.13 per diluted share, compared to a net income of $362,000, or $0.03 per diluted share, in the third quarter of 2001.

Net revenues for the nine months ended September 30, 2002 were $53.9 million, an increase of 23% from $43.8 million for the comparable period in 2001. The Company reported a net profit in the first nine months of $3.8 million, or $0.31 per diluted share as compared to a net income of $717,000 or $0.06 per diluted share, excluding an extraordinary capital gain of $2.7 million, for the comparable period in 2001.

  Business highlights for Q3 2002 include:
  o StoreNext USA, Retalix's joint venture with Fujitsu for U.S. independents, off to a strong start
  o   Successful pilots in two tier-1 European chains
  o   U.S. management team expanded to support tier-one grocery segment
  o   StoreLine selected by a tier-2 supermarket chain in Southeast U.S.
  o StorePoint selected by two tier-2 convenience and petroleum chains in the South and Midwest U.S.
  o Host-to-Post selected by a tier-2 Swiss retailer operating a large number of small stores
  o   First sale through reseller channel in Australia
  o New joint venture with Lipman Electronic Engineering to implement a centralized system for selling pre-paid cellular air time via multiple types of point of sale devices

"In the third quarter, Retalix achieved excellent top-line momentum, with revenues up over 18% sequentially and 36% from the third quarter of 2001," said Barry Shaked, Chairman and CEO.

"This is partly due to the strong start of our StoreNext U.S.A. joint venture with Fujitsu, which began operations in July. Reception to the StoreNext value proposition from the independent grocery sector and dealer channel has been very favorable and we expect to begin connecting these stores to our online community services in greater numbers, starting early 2003."

Operating margins in the third quarter of 2002 increased by 6.2% to 10%, as compared to the prior year period. "Excluding our ongoing investment in developing our e-marketplace business and Web technology, operating margins from our core business continue to run at over 20%. As we gain traction from these initiatives in 2003, we expect to benefit from increasing operating leverage," said Shaked.

Grocery Sector
"The pipeline for tier-one grocery chains seeking to upgrade their POS systems remains promising. Improving efficiencies through technology is one of the few promising avenues for food retailers to drive forward operating performance in today's price competitive environment," said Shaked. "Retalix's hardware neutral solutions and market leading suite of host-to-post applications, places us in a strategic position to become a key IT partner for chains seeking competitive advantage."

In the third quarter a tier-2 U.S. supermarket chain operating in Southeast has selected Retalix StoreLine and is currently in pilot.

"We continue to strengthen the Retalix USA management team so as to provide the high-level, consultative expertise required for the complex needs of tier-1 chains," said Barry Shaked, CEO of Retalix Ltd. "This quarter we announced the appointment of Pat Ervin as the Executive Vice President of North American Sales for Retalix USA and Marty Ramos as Chief Architect, Retalix USA. This team, headed by our new U.S. operations CEO- Jeff Yelton, consists today of over 40% of our groups total human resources. We are confident, that with this strong U.S. presence, we are well positioned to support the needs of our current customer and prospect base as well as significant future growth in North America."

"In Europe," continued Shaked, "we successfully completed two pilots with two large tier-1 customers that also operate tier-1 chains in the U.S. Full scale roll-out in one of these chains has commenced. In South-Africa and Australia, we completed pilots for a large international Cash & Carry retailer as well as the first sale of StoreLine via a reseller channel to the independent grocery sector in Australia."

Convenience & Petroleum
"Retalix's ability to seamlessly integrate multiple store formats, including food, fuel and Quick Service Restaurant, is driving sales and attracting a great deal of new interest. Following a successful trade show at the National Association of Convenience Stores, our pipeline of customers in discussions and lab testing is the strongest it has ever been," noted Shaked. "In the convenience and petroleum sector Retalix successfully closed during the third quarter new projects with two tier-2 chains in the U.S., and one large chain of small stores in Switzerland."

"We are continuing to roll-out sites to customers such as Pilot Oil and Husky Energy every week, and we expect to commence in the fourth quarter the roll-out of our fuel solution for Tesoro at 75 WalMart sites."

Technology Leadership
Shaked noted that the Company continues to make an aggressive investment in next-generation technology for food retailers, mainly involving the ReMA (Retalix e-marketplace Applications) platform. Development on the ReMA platform focused mainly in the following areas:

   o  Data warehousing.
   o  Collaborative workflow between retailers and suppliers.
   o  Fully integrated customer loyalty.

"We are also getting very positive feedback from key customers in regard to ReMA customer loyalty solution. This solution, currently in use by retailers in the StoreNext community, enables food retailers to establish strong relationships with their customers."

The Company's financial position remains strong, with $31.3 million in cash, equivalents and financial resources, and shareholders' equity of $54.9 million, Shaked concluded.
--------------------------------------------------------------------------------
The Company will be holding a conference call to discuss results for the third quarter on Tuesday, October 29, 2002 at 10:30 AM EDT (7:30 AM PDT and 17:30 Israeli Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked and CFO Danny Moshaioff. Third quarter results will be released on Tuesday, October 29, 2002 at 5:00 AM EDT (2:00 AM PDT and 12:00 Israeli Time).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix  Ltd.,  with  North  American   headquarters  in  Dallas,  TX,  provides
integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.




                          (Financial Statements Follow)



                                                           RETALIX LTD.
                                                      (An Israeli Corporation)
                                              CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                        FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002

                                                              Nine months ended         Three months ended             Year ended
                                                                September 30               September 30                December 31,

                                                            2002             2001           2002          2001             2001

                                                                 (Unaudited)                   (Unaudited)              (Audited)

                                                                        U.S. $ in thousands (except per share data)

REVENUES:
    Product sales                                           32,710          25,410           13,210        8,843          34,333
    Services and projects                                   21,197          18,405            7,214        6,213          24,953
                                                           -------         -------          -------      -------         -------
           T o t a l  revenues                              53,907          43,815           20,424       15,056          59,286
                                                           -------         -------          -------      -------         -------
COST OF REVENUES:
    Cost of product sales                                    7,758           5,284            3,697        1,711           7,135
    Cost of services and projects                            7,320           6,603            2,619        2,285           8,831
                                                           -------         -------          -------      -------         -------
           T o t a l  cost of revenues                      15,078          11,887            6,316        3,996          15,966
                                                           -------         -------          -------      -------         -------
GROSS PROFIT                                                38,829          31,928           14,108       11,060          43,320
                                                           -------         -------          -------      -------         -------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                          12,386          10,858            4,341        3,636          14,571
SELLING AND MARKETING EXPENSES                              12,802          10,673            4,604        3,692          14,506
GENERAL AND ADMINISTRATIVE
    EXPENSES                                                 8,562           8,852            3,117        3,163          12,063
                                                           -------         -------          -------      -------         -------
           T o t a l  operating expenses                    33,750          30,383           12,062       10,491          41,140
                                                           -------         -------          -------      -------         -------
OPERATING INCOME                                             5,079           1,545            2,046          569           2,180
OTHER INCOME (EXPENSES)                                        (31)          2,693              (47)           3           2,731
FINANCIAL EXPENSES - net                                      (440)           (371)            (166)         (73)          (365)
                                                           -------         -------          -------      -------         -------
INCOME BEFORE TAXES ON INCOME                                4,608           3,867            1,833          499           4,546
TAXES ON INCOME                                              1,355             465              549          253             706
                                                           -------         -------          -------      -------         -------
INCOME BEFORE MINORITY INTERESTS                             3,253            3,402           1,284          246           3,840
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                            541               8              320          116             205
                                                           -------         -------          -------      -------         -------
NET INCOME FOR THE PERIOD                                    3,794           3,410            1,604          362           4,045
                                                           =======         =======          =======      =======         =======
EARNINGS PER SHARE:
    Basic                                                     0.32            0.30             0.13         0.03            0.35
                                                           =======         =======          =======      =======         =======
    Diluted                                                   0.31            0.28             0.13         0.03            0.33
                                                           =======         =======          =======      =======         =======

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



                                                          RETALIX LTD.
                                                   (An Israeli Corporation)
                                                CONDENSED CONSOLIDATED BALANCE SHEET
                                                      AT SEPTEMBER 30, 2002


                                                                                 September 30           December 31,
                                                                              2002          2001            2001
                                                                                 (Unaudited)              (Audited)
                                                                                       U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents                                                  27,301        10,775          9,200
    Short-term bank deposits                                                      267        13,106         16,397
    Marketable securities                                                       1,272         2,388          1,784
    Accounts receivable:
       Trade                                                                   22,171        16,397         17,017
       Other                                                                    2,341         3,447          3,816
    Inventories                                                                 1,381         1,715          1,822
                                                                              -------       -------        -------
           T o t a l  current assets                                           54,733        47,828         50,036
                                                                              -------       -------        -------
NON-CURRENT ASSETS:
    Marketable securities - bonds                                               2,473
    Deferred income taxes                                                         623           483            578
    Long-term bank deposits                                                         2           120            206
    Long-term loans to employees                                                  563           333            388
    Amounts funded in respect of employee rights
       upon retirement                                                          2,884         2,511          2,587
    Other                                                                         342           210            237
                                                                              -------       -------        -------
                                                                                6,887         3,657          3,996
                                                                              -------       -------        -------
PROPERTY, PLANT AND EQUIPMENT, net                                             11,556        12,317         12,150
                                                                              -------       -------        -------
GOODWILL AND OTHER ASSETS,
    net of accumulated amortization                                            20,304        21,438         20,601
                                                                              -------       -------        -------
                                                                               93,480        85,240         86,783
                                                                              =======       =======        =======

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



                                                                                     September 30            December 31,
                                                                                  2002          2001             2001
                                                                                      (Unaudited)             (Audited)
                                                                                           U.S. $ in thousands
                     Liabilities and shareholders' equity

   CURRENT LIABILITIES:
       Short-term bank credit                                                         68           352               966
       Current maturities of long-term loans from banks                            5,838         3,643             5,816
       Accounts payable and accruals:
          Trade                                                                    4,236         3,667             2,822
          Employees and employee institutions                                      2,565         3,190             2,394
          Other                                                                    2,624         2,267             1,843
       Deferred revenues                                                           4,669         5,829             5,123
                                                                                 -------       -------           -------
              T o t a l  current liabilities                                      20,000        18,948            18,964
                                                                                 -------       -------           -------
   LONG-TERM LIABILITIES:
       Long-term loans from banks, net of current maturities                      13,035        12,496            13,160
       Employee rights upon retirement                                             4,147         3,829             3,885
       Other                                                                          42
                                                                                 -------       -------           -------
              T o t a l  long-term liabilities                                    17,224        16,325            17,045
                                                                                 -------       -------           -------
              T o t a l  liabilities                                              37,224        35,273            36,009
                                                                                 -------       -------           -------
   MINORITY INTERESTS                                                              1,397         1,901             1,714
                                                                                 -------       -------           -------
   SHAREHOLDERS' EQUITY:
       Share capital                                                               3,482         3,408             3,427
       Additional paid-in capital                                                 31,214        28,924            29,264
       Retained earnings                                                          20,163        15,734            16,369
                                                                                 -------       -------           -------
              T o t a l  shareholders' equity                                     54,859        48,066            49,060
                                                                                 -------       -------           -------
                                                                                  93,480        85,240            86,783
                                                                                 =======       =======           =======


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



                                                             RETALIX LTD.
                                                       (An Israeli Corporation)
                                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002


                                                             Nine months ended            Three months ended          Year ended
                                                               September 30                  September 30            December 31,
                                                             2002          2001          2002           2001             2001
                                                                (Unaudited)                  (Unaudited)               (Audited)
                                                                                    U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                               3,794           3,410         1,604           362           4,045
    Adjustments required to reconcile net income
       to net cash provided by (used in)
       operating activities:
       Minority interests in losses of subsidiaries           (540)             (8)         (319)         (116)           (205)
       Depreciation and amortization                         2,304           3,574           838         1,446           5,132
       Capital loss (gain) on disposal of fixed assets
           and from change in percentage of
           shareholding in consolidated subsidiary             (15)         (3,194)           (3)           23          (3,232)
       Compensation expenses resulting from shares
           and options granted to employees of
           Subsidiary                                           90              23            35             4              56
       Changes in accrued liability for employee
           rights upon retirement                              262              62           175           (54)            195
       Loss on amounts funded in respect of
           employee rights upon retirement                     182              36            72            59            (127)
       Loss  on marketable securities                           49              94            46            19              82
       Deferred income taxes - net                             (45)            (43)           35            51             232
       Erosion of (linkage differences on) long-term
           loans to employees                                   28             (21)            6             8             (11)
       Linkage differences on long-term bank loans            (219)                          (16)
       Investment in marketable securities                  (1,344)         (4,110)       (1,344)       (1,364)         (4,220)
       Proceeds from sale of marketable securities             933           5,520           501                         6,246
        Interest (linkage differences) accrued on
           bank deposits                                         4              (3)                         (3)             (3)
       Changes in operating asset and liability items:
           Decrease (increase) in accounts receivable:
              Trade                                         (5,154)          1,888        (3,079)        2,390           1,268
              Other                                          1,397          (1,631)        1,007          (793)         (2,298)
              Loan to an associated company                                    501                                         501
           Decrease (increase) in accounts payable and accruals:
              Trade                                          1,414           1,003         2,186             290           158
              Other                                            928          (1,755)        1,012          (550)         (2,983)
           Decrease (increase) in inventories                  441             481           161           (48)            374
           Increase (decrease) in deferred revenues           (454)          1,100          (476)       (1,000)            394
                                                           -------         -------       -------       -------         -------
    Net cash provided by operating activities                4,055           6,927         2,441           724           5,604
                                                           =======         =======       =======       =======         =======

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


                                                                   RETALIX LTD.
                                                            (An Israeli Corporation)
                                                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             FOR THE SIX AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002


                                                              Nine months ended            Three months ended          Year ended
                                                                September 30                  September 30            December 31,
                                                              2002          2001          2002           2001             2001
                                                                 (Unaudited)                  (Unaudited)               (Audited)
                                                                                     U.S. $ in thousands
    Net cash provided by operating
       activities - brought forward                             4,055           6,927        2,441         724             5,604
                                                            ---------       ---------    ---------    --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of property, equipment and other assets         (1,425)         (1,498)        (627)       (622)           (2,234)
      Investment in long-term deposit                                                                                        (97)
      Proceeds from disposal of long-term
       bank deposits                                              200              56           23           4                67
    Investment in non-marketable securities                    (1,599)                         371
    Short-term bank deposits - net                             16,130          (9,771)         (44)    (12,361)          (13,062)
    Amounts paid in respect of establishment of a
        Subsidiary                                                (63)                         (63)
    Acquisition of subsidiaries consolidated for the
       first time (a)                                                              21                      (33)               21
    Amounts funded in respect of employee rights
       upon retirement, net                                      (479)           (386)        (203)       (161)             (464)
    Proceeds from disposal of fixed assets                        129             105           17          60               317
    Collection of long-term loans to employees                     51               9           42           9                12
    Long-term loans to employees                                 (155)            (31)                      (5)             (102)
                                                            ---------       ---------    ---------    --------         ---------
    Net cash provided by (used in) investing activities        12,789         (11,495)        (484)    (13,109)          (15,542)
                                                            ---------       ---------    ---------    --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term loan received from a bank                         2,922             663                      663             5,102
    Short-term bank credit - net                                 (898)           (843)          63        (985)             (831)
    Repayment of long-term loans from a bank                   (2,806)         (3,384)        (877)       (932)           (4,384)
    Proceeds from issuance of shares of
       subsidiary to a third party                                              3,500                                      3,500
    Issuance of share capital to employees                      1,939             861          519         212             1,205
    Minority investment in shares of a subsidiary                 100                          100
                                                            ---------       ---------    ---------    --------         ---------
    Net cash provided by (used in) financing activities         1,257             797         (195)     (1,042)            4,592
                                                            ---------       ---------    ---------    --------         ---------
NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                       18,101          (3,771)       1,762     (13,427)           (5,346)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                      9,200          14,546       25,539      24,202            14,546
                                                            ---------       ---------    ---------    --------         ---------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                           27,301          10,775       27,301      10,775             9,200
                                                            =========       =========    =========    ========         =========

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                                                                      RETALIX LTD.
                                                               (An Israeli Corporation)
                                                    CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             FOR THE SIX AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002


                                                                      Nine months        Three months
                                                                  -------------------        ended          Year ended
                                                                         ended
                                                                     September 30        September 30      December 31,
                                                                         2001                2001              2001
                                                                      (Unaudited)         (Unaudited)       (Audited)
                                                                                   U.S. $ in thousands
 (a) Acquisition of subsidiaries
      consolidated for the first time:
       Assets and liabilities of the subsidiary
           at date of acquisition:
           Working capital (excluding cash
              and cash equivalents)                                      4,790                4,666             4,790
           Fixed assets                                                   (865)                (600)             (865)
           Other assets                                                   (625)                                  (625)
           Amounts funded in respect of employee rights upon
                Retirement                                                 (89)                  (8)              (89)
           Accrued liability for employee rights upon retirement            97                                     97
           Long-term loan                                                  108                                    108
       Minority interests in the subsidiaries at
           date of acquisition                                           1,901                                  1,901
       Goodwill arising on acquisition                                  (6,689)              (5,484)           (6,689)
       Issuance of share capital                                         1,393                1,393             1,393
                                                                        -------              -------           -------
                                                                            21                  (33)               21
                                                                        =======              =======           =======



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